Exhibit 99.1

Genmab Announces IFM, HOVON and Janssen Achieve Positive Topline Results in Second Part of Phase 3 CASSIOPEIA Study of Daratumumab in Multiple Myeloma at Pre-planned Interim Analysis

Company Announcement

●	Second part of the Phase 3 CASSIOPEIA study of daratumumab as maintenance treatment for patients with newly diagnosed multiple myeloma eligible for autologous stem cell transplant met the primary endpoint of progression-free survival at a pre-planned interim analysis
●	Independent Data Monitoring Committee recommends unblinding the study results
●	Based on the data, Janssen plans to discuss the potential for a regulatory submission with health authorities

Copenhagen, Denmark; October 21, 2020 – Genmab A/S (Nasdaq: GMAB) announced today positive topline results from the second part of the Phase 3 CASSIOPEIA (MMY3006) study of daratumumab monotherapy as maintenance treatment versus observation (no treatment) for patients with newly diagnosed multiple myeloma eligible for autologous stem cell transplant (ASCT). The second part of the study, which is being conducted by the French Intergroupe Francophone du Myelome (IFM) in collaboration with the Dutch-Belgian Cooperative Trial Group for Hematology Oncology (HOVON) and Janssen Research & Development, LLC (Janssen), met the primary endpoint of improving progression free survival (PFS) at a pre-planned interim analysis (Hazard Ratio (HR) = 0.53 (95% CI 0.42 – 0.68), p < 0.0001) resulting in a 47% reduction in the risk of progression or death in patients treated with daratumumab. The safety profile observed in this study was consistent with the known safety profile of daratumumab and no new safety signals were observed.

Based on the results at the pre-planned interim analysis conducted by an Independent Data Monitoring Committee (IDMC), it was recommended to unblind the study results. Janssen Biotech, Inc., which licensed daratumumab from Genmab in 2012, plans to discuss the potential for a regulatory submission for this indication with health authorities, and plans to submit the data to an upcoming medical conference and for publication in a peer-reviewed journal.

“Following the positive data from the first part of the CASSIOPEIA study, we are very pleased to see this benefit. We are appreciative of the efforts of the IFM, of HOVON and of Janssen for their work on this study,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

About the CASSIOPEIA (MMY3006) Study

This Phase 3 study is a randomized, open-label, multicenter study, conducted by the IFM in collaboration with the HOVON and Janssen, which includes 1,085 newly diagnosed subjects with previously untreated symptomatic multiple myeloma who were eligible for high dose chemotherapy and ASCT. In the first part of the study, patients were randomized to receive induction and consolidation treatment with daratumumab combined with bortezomib, thalidomide and dexamethasone (VTd) or VTd alone. The primary endpoint was the number of patients that achieved a stringent complete response (sCR). In the second part of the study, patients that achieved a response underwent a second randomization to either receive maintenance treatment of daratumumab 16 mg/kg every 8 weeks for up to 2 years versus no further treatment (observation). The primary endpoint of this part of the study is progression free survival.

About Multiple Myeloma

Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excess proliferation of plasma cells.1 Multiple myeloma is the third most common blood cancer in the U.S., after leukemia and lymphoma.2 Approximately 26,000 new patients were expected to be diagnosed with multiple myeloma and approximately 13,650 people were expected to die from the disease in the U.S. in 2018.3 Globally, it was estimated that 160,000 people were diagnosed and 106,000 died from the disease in 2018.4 While some patients with multiple myeloma have no

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 45
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces IFM, HOVON and Janssen Achieve Positive Topline Results in Second Part of Phase 3 CASSIOPEIA Study of Daratumumab in Multiple Myeloma at Pre-planned Interim Analysis symptoms at all, most patients are diagnosed due to symptoms which can include bone problems, low blood counts, calcium elevation, kidney problems or infections.5

About DARZALEX® (daratumumab)

DARZALEX® (daratumumab) has become a backbone therapy in the treatment of multiple myeloma. DARZALEX intravenous infusion is indicated for the treatment of adult patients in the United States: in combination with carfilzomib and dexamethasone for the treatment of patients with relapsed/refractory multiple myeloma who have received one to three previous lines of therapy; in combination with bortezomib, thalidomide and dexamethasone as treatment for patients newly diagnosed with multiple myeloma who are eligible for autologous stem cell transplant; in combination with lenalidomide and dexamethasone for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant; in combination with bortezomib, melphalan and prednisone for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant; in combination with lenalidomide and dexamethasone, or bortezomib and dexamethasone, for the treatment of patients with multiple myeloma who have received at least one prior therapy; in combination with pomalidomide and dexamethasone for the treatment of patients with multiple myeloma who have received at least two prior therapies, including lenalidomide and a proteasome inhibitor (PI); and as a monotherapy for the treatment of patients with multiple myeloma who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double-refractory to a PI and an immunomodulatory agent.6 DARZALEX is the first monoclonal antibody (mAb) to receive U.S. Food and Drug Administration (U.S. FDA) approval to treat multiple myeloma.

DARZALEX is indicated for the treatment of adult patients in Europe via intravenous infusion or subcutaneous administration: in combination with bortezomib, thalidomide and dexamethasone as treatment for patients newly diagnosed with multiple myeloma who are eligible for autologous stem cell transplant; in combination with lenalidomide and dexamethasone for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant; in combination with bortezomib, melphalan and prednisone for the treatment of adult patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant; for use in combination with lenalidomide and dexamethasone, or bortezomib and dexamethasone, for the treatment of adult patients with multiple myeloma who have received at least one prior therapy; and as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma, whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy7. Daratumumab is the first subcutaneous CD38 antibody approved in Europe for the treatment of multiple myeloma. The option to split the first infusion of DARZALEX over two consecutive days has been approved in both Europe and the U.S.

In Japan, DARZALEX intravenous infusion is approved for the treatment of adult patients: in combination with lenalidomide and dexamethasone for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant; in combination with bortezomib, melphalan and prednisone for the treatment of patients with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplant; in combination with lenalidomide and dexamethasone, or bortezomib and dexamethasone for the treatment of relapsed or refractory multiple myeloma. DARZALEX is the first human CD38 monoclonal antibody to reach the market in the United States, Europe and Japan. For more information, visit www.DARZALEX.com.

DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj), a subcutaneous formulation of daratumumab, is approved in the United States for the treatment of adult patients with multiple myeloma: in combination with bortezomib, melphalan and prednisone in newly diagnosed patients who are ineligible for ASCT; in combination with lenalidomide and dexamethasone in newly diagnosed patients who are ineligible for ASCT and in patients with relapsed or refractory multiple myeloma who have received at least one prior therapy; in combination with bortezomib and dexamethasone in patients who have received at least one prior therapy; and as monotherapy, in patients who have received at least three

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 45
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces IFM, HOVON and Janssen Achieve Positive Topline Results in Second Part of Phase 3 CASSIOPEIA Study of Daratumumab in Multiple Myeloma at Pre-planned Interim Analysis prior lines of therapy including a PI and an immunomodulatory agent or who are double-refractory to a PI and an immunomodulatory agent.8 DARZALEX FASPRO is the first subcutaneous CD38 antibody approved in the U.S. for the treatment of multiple myeloma.

Daratumumab is a human IgG1k monoclonal antibody (mAb) that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells. Daratumumab triggers a person’s own immune system to attack the cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mechanisms of action and through immunomodulatory effects, in addition to direct tumor cell death, via apoptosis (programmed cell death).6,9,10,11,12

Daratumumab is being developed by Janssen Biotech, Inc. under an exclusive worldwide license to develop, manufacture and commercialize daratumumab from Genmab. A comprehensive clinical development program for daratumumab is ongoing, including multiple Phase 3 studies in smoldering, relapsed and refractory and frontline multiple myeloma settings. Additional studies are ongoing or planned to assess the potential of daratumumab in other malignant and pre-malignant diseases in which CD38 is expressed, such as amyloidosis and T-cell acute lymphocytic leukemia (ALL). Daratumumab has received two Breakthrough Therapy Designations from the U.S. FDA for certain indications of multiple myeloma, including as a monotherapy for heavily pretreated multiple myeloma and in combination with certain other therapies for second-line treatment of multiple myeloma.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of the following approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Kesimpta® (subcutaneous ofatumumab, under agreement with Novartis AG), for the treatment of adults with relapsing forms of multiple sclerosis in the U.S. and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. The first approved Genmab created therapy, Arzerra® (ofatumumab, under agreement with Novartis AG), approved for the treatment of certain chronic lymphocytic leukemia indications, is available in Japan and is also available in other territories via compassionate use or oncology access programs. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 45
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21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces IFM, HOVON and Janssen Achieve Positive Topline Results in Second Part of Phase 3 CASSIOPEIA Study of Daratumumab in Multiple Myeloma at Pre-planned Interim Analysis

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

1 American Cancer Society. "Multiple Myeloma Overview." Available at http://www.cancer.org/cancer/multiplemyeloma/detailedguide/multiple-myeloma-what-is-multiple-myeloma.Accessed June 2016.

2 National Cancer Institute. "A Snapshot of Myeloma." Available at www.cancer.gov/research/progress/snapshots/myeloma. Accessed June 2016.

3 Globocan 2018. United States of America Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/840-united-states-of-america-fact-sheets.pdf.

4 Globocan 2018. World Fact Sheet. Available at http://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed December 2018.

5 American Cancer Society. "How is Multiple Myeloma Diagnosed?" http://www.cancer.org/cancer/multiplemyeloma/detailedguide/multiple-myeloma-diagnosis. Accessed June 2016

6 DARZALEX Prescribing information, August 2020 https://www.accessdata.fda.gov/drugsatfda_docs/label/2020/761036s029lbl.pdf Last accessed August 2020

7 DARZALEX Summary of Product Characteristics, available at https://www.ema.europa.eu/en/medicines/human/EPAR/darzalex Last accessed June 2020

8 DARZALEX FASPRO Prescribing information, May 2020. Available at: https://www.accessdata.fda.gov/drugsatfda_docs/label/2020/761145s000lbl.pdf Last accessed May 2020

9 De Weers, M et al. Daratumumab, a Novel Therapeutic Human CD38 Monoclonal Antibody, Induces Killing of Multiple Myeloma and Other Hematological Tumors. The Journal of Immunology. 2011; 186: 1840-1848.

10 Overdijk, MB, et al. Antibody-mediated phagocytosis contributes to the anti-tumor activity of the therapeutic antibody daratumumab in lymphoma and multiple myeloma. MAbs. 2015; 7: 311-21.

11 Krejcik, MD et al. Daratumumab Depletes CD38+ Immune-regulatory Cells, Promotes T-cell Expansion, and Skews T-cell Repertoire in Multiple Myeloma. Blood. 2016; 128: 384-94.

12 Jansen, JH  et al. Daratumumab, a human CD38 antibody induces apoptosis of myeloma tumor cells via Fc receptor-mediated crosslinking. Blood. 2012; 120(21): abstract 2974.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 45
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 4/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122